EXHIBIT (h)(2)

EXECUTION VERSION
FUND ADMINISTRATION AND ACCOUNTING AGREEMENT

THIS AGREEMENT is made as of August 27, 2025 by and between the Trust listed on the signature page hereto (the “Fund”) and The Bank of New York Mellon, a New York corporation authorized to do a banking business (“BNY”). BNY and each Fund are collectively referred to as the “Parties” and individually as a “Party”.
W I T N E S S E T H :
WHEREAS, the Fund desires to retain BNY to provide for the portfolios identified on Exhibit A hereto (each, a “Series”) the services described herein and in Schedule I hereto, and BNY is willing to provide such services, all as more fully set forth below;
NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereby agree as follows:
1.	Definitions.
Whenever used in this Agreement, unless the context otherwise requires, the following words shall have the meanings set forth below:
“1933 Act” means the Securities Act of 1933, as amended.
“1934 Act” means the Securities Exchange Act of 1934, as amended.
“1940 Act” means the Investment Company Act of 1940, as amended.
“Authorized Person” shall mean each person, whether or not an officer or an employee of a Fund, duly authorized by the Board to execute this Agreement and to give Instructions on behalf of such Fund as set forth in Exhibit B hereto and each Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto. From time to time each Fund may deliver a new Exhibit B to add or delete any person and BNY shall be entitled to rely on the last Exhibit B actually received by BNY.
“BNY Affiliate” shall mean any office, branch, or subsidiary of The Bank of New York Mellon Corporation.

“Board” shall mean a Fund’s board of directors, board of trustees, general partner or manager, as applicable.
“Confidential Information” shall have the meaning given in Section 21 of this Agreement.
“Documents” shall mean such other documents, including but not limited to, Board resolutions, including resolutions of the Fund’s Board authorizing the execution, delivery and performance of this Agreement by the Fund, and opinions of outside counsel, as BNY may reasonably request from time to time, in connection with its provision of services under this Agreement.
“Electronic Access Services” means such services made available by BNY or a BNY Affiliate to the Funds to electronically access information relating to the Accounts and/or transmit Instructions.
“Instructions” shall mean, with respect to this Agreement, Oral Instructions or written instructions issued to BNY by way of (a) one of the following methods (each as and to the extent specified by BNY as available for use in connection with the services hereunder): (i) the Electronic Access Services; (ii) third-party electronic communication services (including S.W.I.F.T. and tested telex) containing, where applicable, appropriate authorization codes, passwords or authentication keys, or otherwise appearing on their face to have been transmitted by, from an Authorized Person or (iii) third-party institutional trade matching utilities used to effect transactions in accordance with such utility’s customary procedures and supported by BNY or (b) such other method as may be agreed upon by the Parties and that appear on their face to have been transmitted by an Authorized Person or person believed in good faith to be an Authorized Person.
“Investment Advisor” shall mean the entity identified by the Funds to BNY as the entity having investment responsibility with respect to the Funds.
“Key Personnel” means the designated primary relationship individual and service director assigned to the Funds as of the Effective Date of this Agreement.
“Net Asset Value” shall mean the per share value of a Fund, calculated in the manner described in the Funds’ Offering Materials and the Fund’s current valuation policy.

“Offering Materials” shall mean the Funds’ currently effective prospectus and most recently filed registration statement with the SEC relating to shares of the Fund, including any amendments and supplements thereto.
“Organizational Documents” shall mean certified copies of a Fund’s articles of incorporation, certificate of incorporation, certificate of formation or organization, certificate of limited partnership, declaration of trust, bylaws, limited partnership agreement, memorandum of association, limited liability company agreement, operating agreement, confidential offering memorandum, material contracts, Offering Materials, all SEC exemptive orders issued to a Fund, required filings or similar documents of formation or organization, as applicable, delivered to and received by BNY.
“Oral Instructions” shall mean oral instructions received by BNY under permissible circumstances specified by BNY, in its sole discretion, as being from an Authorized Person or person believed in good faith by BNY to be an Authorized Person.
“SEC” means the United States Securities and Exchange Commission. “Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.
“Shares” means the shares of beneficial interest of any series or class of the Fund.
2.	Appointment.
Each Fund hereby appoints BNY as its agent for the term of this Agreement to perform the services described herein. BNY hereby accepts such appointment and agrees to perform the duties hereinafter set forth.
3.	Representations and Warranties.
a. Each Fund hereby represents and warrants to BNY, which representations and warranties shall be deemed to be continuing, that:
I.     It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

II.     This Agreement has been duly authorized, executed and delivered by such Fund in accordance with all requisite action of the Board and constitutes a valid and legally binding obligation of such Fund, enforceable in accordance with its terms;
III.     The Fund’s Investment Advisor is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.
IV.     It is conducting its business in compliance with all applicable laws and regulations, both state and federal, has made and will continue to make all necessary filings including tax filings and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it and no provision of its Organizational Documents, nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property which would prohibit its execution or performance of this Agreement;
V.     The method of valuation of securities and the method of computing the Net Asset Value shall be as set forth in the Offering Materials of the Funds. To the extent the performance of any Valuation Support and Computation Accounting services described in Schedule I attached hereto by BNY in accordance with the then effective Offering Materials for the Fund would violate any applicable laws or regulations, the Fund shall immediately so notify BNY in writing and thereafter shall either furnish BNY with the appropriate values of securities, net asset value or other computation, as the case may be, or, instruct BNY in writing to value securities and/or compute Net Asset Value or other computations in a manner the Fund specifies in writing, and either the furnishing of such values or the giving of such instructions shall constitute a representation by the Fund that the same is consistent with all applicable laws and regulations and with its Offering Materials, all subject to confirmation by BNY as to its capacity to act in accordance with the foregoing;
VI.     The terms of this Agreement, the fees and expenses associated with this Agreement and any benefits accruing to BNY or to the Fund or to the Investment Advisor to or sponsor of a Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, upfront payments, signing payments or periodic payments made or to be made by BNY to such Fund or the Investment Advisor or sponsor or any affiliate of a Fund relating to this Agreement have been fully disclosed to the Board of the Fund and that, if required by applicable law, such Board has approved or will approve the terms of this Agreement, any such fees and expenses and any such benefits;
VII.     Each person named on Exhibit B hereto is duly authorized by such Fund to be an Authorized Person hereunder;
VIII.     It has implemented, and is acting in accordance with, procedures reasonably designed to ensure that it will disseminate to all market participants, other than Authorized Participants (as defined in its Prospectus and Statement of Additional Information), each calculation of to net asset value provided by BNY hereunder to Authorized Participants at the time BNY provides such calculation to Authorized Participants.
IX.     Without limiting the provisions of Section 21 herein, the Fund shall treat as confidential the terms and conditions of this Agreement and shall not disclose nor authorize disclosure thereof to any other person, except (i) to its employees, regulators, examiners, internal and external accountants, auditors, and counsel, (ii) for a summary description of this Agreement in the Offering Materials with the prior written approval of BNY (such approval not to be unreasonably withheld), (iii) to any other person when required by applicable law or regulation, a court order or legal process, or (iv) whenever advised by its counsel that it would be liable for a failure to make such disclosure. The Fund shall instruct its employees, regulators, examiners, internal and external accountants, auditors, and counsel who may be afforded access to such information of the Fund’s obligations of confidentiality hereunder; and
X.     The Funds shall promptly notify BNY in writing of any and all legal proceedings or securities investigations filed or commenced against the Fund, the Investment Advisor or the Board that are related to this Agreement or that might materially adversely impact the Fund’s ability to perform its obligations under the Agreement.

b. BNY Mellon hereby represents and warrants to each Fund, which representations and warranties shall be deemed to be continuing, that:
I.     It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;
IL     This Agreement has been duly authorized , executed and delivered by BNY in accordance with all requisite corporate action and constitutes a valid and legally binding obligation of BNY, enforceable in accordance with its terms;
III.     It is in compliance, in all material respects, with laws and regulations applicable to BNY in its capacity as a service provider hereunder;
IV.     No legal or administrative proceedings have been instituted or threatened which would materially impair BNY’s ability to perform its duties and obligations under this Agreement and BNY will make available to the Funds, except as may be prohibited by applicable law, rule or agreement between BNY and any governmental authority, information concerning publicly filed legal, regulatory or administrative proceedings that have been instituted, which would materially impair BNY’s ability to perform its duties and obligations under this Agreement;
V.     BNY entrance into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of BNY or any law or regulation applicable to it; and
VI.     BNY has and will continue to have access to the necessary facilities, equipment and personnel with suitable training, education, experience and skill to perform the services under this Agreement.
4.	Delivery of Documents.
Each Fund shall promptly provide, deliver, or cause to be delivered from time to time, to BNY the Fund’s Organizational Documents, a copy of any and all SEC exemptive orders issued to the Fund, and Documents and other materials used in the distribution of Shares and all amendments thereto as may be necessary for BNY to perform its duties hereunder. BNY shall not be deemed to have notice of any information (other than information supplied by BNY) contained in such Organizational Documents, Documents or other materials until they are actually received by BNY.
5.	Duties and Obligations of BNY.
a.         Subject to the direction and control of each Fund’s Board and the provisions of this Agreement, BNY shall provide to each Fund the administrative services and the valuation and computation services listed on Schedule I attached hereto.
b.          Appropriate service levels (“Service Levels”) will be negotiated in the course of onboarding as the requirements of the Fund are worked through by the respective service and operational teams at the Funds and BNY. Such Service Levels will be set forth in a separate service level agreement.
c. In performing hereunder, BNY shall provide, at its expense, office space, facilities, equipment and personnel necessary to provide the services hereunder.
d. BNY shall not provide any services relating to the management, investment advisory or sub-advisory functions of any Fund, distribution of shares of any Fund, maintenance of any Fund’s financial records other than as specifically provided in this Agreement or other services normally performed by the Funds’ respective counsel or independent auditors and the services provided by BNY do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person, and each Fund acknowledges that BNY does not provide public accounting or auditing services or advice and will not be making any tax filings, or doing any tax reporting on its behalf, other than those specifically agreed to hereunder. The scope of services provided by BNY under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase in the scope of services.
e. The Parties agree that any new fees to be charged to the Fund that are related to any changes to the services required by any new or revised regulatory or other requirements shall be agreed upon in advance. Each Fund shall cause its officers, advisors, sponsor, distributor, legal counsel, independent accountants, current administrator (if any), transfer agent, and any other service provider to cooperate with BNY and to provide BNY, upon request, with such information, documents and advice relating to such Fund as is within the possession or knowledge of such persons, and which in the opinion of BNY, is necessary in order to enable BNY to perform its duties hereunder. In connection with its duties hereunder, BNY shall not be responsible for, under any duty to inquire into, or be deemed to make any assurances with respect to the accuracy, validity or propriety of any information, documents or advice provided to BNY by any of the aforementioned persons. BNY shall not be liable for any loss, damage or expense resulting from or arising out of the failure of the Fund to cause any information, documents or advice to be provided to BNY as provided herein and shall be held harmless by each Fund when acting in reliance upon such information, documents or advice relating to such Fund, provided that such loss, damage or expense is not caused by BNY’s own bad faith, gross negligence, willful misconduct or fraud. All fees or costs charged by such persons shall be borne by the appropriate Fund. In the event that any services performed by BNY hereunder rely, in whole or in part, upon information obtained from a third party service utilized or subscribed to by BNY which BNY in its reasonable judgment deems reliable, BNY shall not have any responsibility or liability for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information.
f. Nothing in this Agreement shall limit or restrict BNY, any BNY Affiliate or any officer or employee thereof from acting for or with any third parties, and providing services similar or identical to some or all of the services provided hereunder.
g. Each Fund shall furnish BNY with any and all Instructions, explanations, information, specifications and documentation deemed necessary by BNY in the performance of its duties hereunder, including, without limitation, the amounts or written formula for calculating the amounts and times of accrual of Fund liabilities and expenses, and the value of any securities lending related collateral investment account(s). BNY shall not be required to include as Fund liabilities and expenses, nor as a reduction of net asset value, any accrual for any federal, state, or foreign income taxes unless the Fund shall have specified to BNY in Instructions the precise amount of the same to be included in liabilities and expenses or used to reduce net asset value. Each Fund shall also furnish BNY with bid, offer, or market values of securities if BNY notifies such Fund that same are not available to BNY from a security pricing or similar service utilized, or subscribed to, by BNY which the Fund, or Investment Adviser, on behalf of the Fund, directs

BNY to utilize, and which BNY in its reasonable judgment deems reliable at the time such information is required for calculations hereunder. At any time and from time to time, the Fund, or Investment Adviser, on behalf of the Fund, also may furnish BNY with bid, offer, or market values of securities and instruct BNY in Instructions to use such information in its calculations hereunder. BNY shall at no time be required or obligated to commence or maintain any utilization of, or subscriptions to, any securities pricing or similar service. In no event shall BNY be required to determine, or have any obligations with respect to, whether a market price represents any fair or true value, nor to adjust any price to reflect any events or announcements, including, without limitation, those with respect to the issuer thereof, it being agreed that all such determinations and considerations shall be solely for the Fund.
h. BNY may apply to an Authorized Person of any Fund for Instructions with respect to any matter arising in connection with BNY’s performance hereunder for such Fund, and BNY shall not be liable for any action taken or omitted to be taken by it in good faith without gross negligence or willful misconduct in accordance with such Instructions. Such application for Instructions may, at the option of BNY, set forth in writing any action proposed to be taken or omitted to be taken by BNY with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken. BNY shall not be liable for any action taken or omitted to be taken in accordance with a proposal included in any such application on or after the date specified therein unless, prior to taking or omitting to take any such action, BNY has received Instructions from an Authorized Person in response to such application specifying the action to be taken or omitted.
i. BNY may consult with counsel to the appropriate Fund or its own counsel, and shall be fully protected with respect to anything done or omitted by it in good faith in accordance with the advice or opinion of such counsel.
j. Notwithstanding any other provision contained in this Agreement or Schedule I attached hereto, BNY shall have no duty or obligation with respect to, including, without limitation, any duty or obligation to determine, or advise or notify any Fund of: (i) the taxable nature of any distribution or amount received or deemed received by, or payable to, a Fund, (ii) the taxable nature or effect on a Fund or its shareholders of any corporate actions, class actions, tax reclaims, tax refunds or similar events, (iii) the taxable nature or taxable amount of any distribution or dividend paid, payable or deemed paid, by a Fund to its shareholders; or (iv) the effect under any federal, state, or foreign income tax laws of a Fund making or not making any distribution or dividend payment, or any election with respect thereto. Further, BNY is not responsible for the identification of securities requiring U.S. tax treatment that differs from treatment under U.S. generally accepted accounting principles. BNY is solely responsible for processing such securities, as identified by the Fund or its Authorized Persons, in accordance with U.S. tax laws and regulations.
k. BNY shall have no duties or responsibilities whatsoever except such duties and responsibilities as are specifically set forth in this Agreement and Schedule I attached hereto, and no covenant or obligation shall be implied against BNY in connection with this Agreement.
l. BNY, in performing the services required of it under the terms of this Agreement, shall be entitled to rely fully on the accuracy and validity of any and all Instructions, explanations, information, specifications, Documents and documentation furnished to it by or on behalf of a Fund and shall have no duty or obligation to review the accuracy, validity or propriety of such Instructions, explanations, information, specifications, Documents or documentation, including, without limitation, evaluations of securities; the amounts or formula for calculating the amounts and times of accrual of Funds’ or Series’ liabilities and expenses; the amounts receivable and the amounts payable on the sale or purchase of securities; and amounts receivable or amounts payable for the sale or redemption of Fund Shares effected by or on behalf of a Fund. In the event BNY’s computations hereunder rely, in whole or in part, upon information, including, without limitation, bid, offer or market values of securities or other assets, or accruals of interest or earnings thereon, from a pricing or similar service utilized, or subscribed to, by BNY which the Fund directs BNY to utilize, and which BNY in its judgment deems reliable, BNY shall not be responsible for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information. Without limiting the generality of the foregoing, BNY shall not be required to inquire into any valuation of securities or other assets by a Fund or any third party described in this sub-section (k) even though BNY in performing services similar to the services provided pursuant to this Agreement for others may receive different valuations of the same or different securities of the same issuers.

m. BNY, in performing the services required of it under the terms of this Agreement, shall not be responsible for determining whether any interest accruable to a Fund is or will be actually paid, but will accrue such interest until otherwise instructed by such Fund.
n. BNY shall not be responsible for damages or be liable for any failure or delay in the performance of its obligations under this Agreement where such delays or failures are caused by the failure of any person(s) other than BNY to supply any instructions, explanations, infonnation, specifications or documentation deemed necessary by BNY in the performance of its duties under this Agreement.
o. BNY has implemented and shall maintain in effect at all times during the terms of this Agreement, business continuity and disaster recovery plans designed to minimize interruptions of service and ensure recovery of systems and applications used to provide the services under this Agreement. Such plans will cover the facilities, systems, applications and employees that are critical to the provision of services hereunder, and will be tested at least annually to validate whether the recovery strategies, requirements, and protocols are viable and sustainable. Such plans will, at a minimum, make reasonable provision for (i) periodic back-up of the computer files and data with respect to the Funds, (ii) emergency use of electronic data processing equipment to provide services under this Agreement. Upon reasonable request, BNY shall provide a high-level presentation summarizing such plan.
p. BNY will establish, implement, maintain and periodically test systems, plans and procedures relating to data and cyber security, data privacy, disaster recovery and business continuity with respect to the services provided pursuant to this Agreement. BNY will implement an information security program for the protection of information received from the Fund in connection with this Agreement.
q. BNY shall provide the Funds, once annually upon reasonable request, with a SOC 1 report (or any comparable successor report thereto) by independent public accountants on BNY’s system, relating to the services provided by BNY under this Agreement.
r. BNY will make commercially reasonable efforts to not remove or replace with any other person, any Key Personnel without providing notice to the Funds, unless such Key Personnel is being terminated or suspended or notification is not practicable under the circumstances.

s. The Funds may reasonably request the replacement of Key Personnel during the term of this Agreement.
t. BNY and the Funds will maintain a governance structure for the provision of services to the Fund, as may be updated from time to time.
6.	Allocation of Expenses.
Except as otherwise provided herein, all costs and expenses arising or incurred in connection with the performance of this Agreement shall be paid by the appropriate Fund, including but not limited to, organizational costs and costs of maintaining corporate existence, taxes, interest, brokerage fees and commissions, insurance premiums, compensation and expenses of such Fund’s trustees, directors, officers or employees, legal, accounting and audit expenses, management, advisory, sub-advisory, administration and shareholder servicing fees, charges of custodians, transfer and dividend disbursing agents, expenses (including clerical expenses) incident to the issuance, redemption or repurchase of Fund shares or membership interests, as applicable, fees and expenses incident to the registration or qualification under the Securities Laws, state or other applicable securities laws of the Fund or its shares or membership interests, as applicable, costs (including printing and mailing costs) of preparing and distributing Offering Materials, reports, notices and proxy material to such Fund’s shareholders or members, as applicable, all expenses incidental to holding meetings of such Fund’s trustees, directors and shareholders, and extraordinary expenses as may arise, including litigation affecting such Fund and legal obligations relating thereto for which the Fund may have to indemnify its trustees, directors, officers, managers, and/or members, as may be applicable.
7.	Portfolio Compliance Services.
a. If Schedule I contains a requirement for BNY to provide the Fund with portfolio compliance services, such services shall be provided pursuant to the terms of this Section 7 (the “Portfolio Compliance Services”). The precise compliance review and testing services to be provided shall be as directed by each Fund and as mutually agreed between BNY and such Fund, and the results of BNY’s Portfolio Compliance Services shall be detailed in a portfolio compliance summary report (the “Compliance Summary Report”) prepared on a periodic basis as mutually agreed. Each Compliance Summary Report shall be subject to review and approval by the Fund. BNY shall have no responsibility or obligation to provide Portfolio Compliance Services other that those services specifically listed in Schedule I.
b. The Fund will examine each Compliance Summary Report delivered to it by BNY and notify BNY of any error, omission or discrepancy within ten (10) days of its receipt. The Fund agrees to notify BNY promptly in writing if it fails to receive any such Compliance Summary Report. The Fund further acknowledges that unless it notifies BNY of any error, omission or discrepancy within 10 days, such Compliance Summary Report shall be deemed final and shall not be reissued; provided, however, that if an error, omission or discrepancy is identified after 10 days by either BNY or a Fund, BNY will assist and cooperate with the affected Fund to document and retain, as appropriate, the details of such error, omission or discrepancy. In addition, if the Fund learns of any out-of-compliance condition before receiving a Compliance Summary Report reflecting such condition, the Fund will notify BNY of such condition within one  (1) business day after discovery thereof.
c. While BNY will endeavor to identify out-of-compliance conditions, BNY does not and could not for the fees charged, make any guarantees, representations or warranties with respect to its ability to identify all such conditions. In the event of any errors or omissions in the performance of Portfolio Compliance Services, the Fund’s sole and exclusive remedy and BNY’s sole liability shall be limited to re-performance by BNY of the Portfolio Compliance Services affected and in connection therewith the correction of any error or omission, if practicable and the preparation of a corrected report, at no cost to the Fund.
8.	Rule 38a-1 and Regulatory Administration Services.
a. If Schedule I contains a requirement for BNY to provide the Fund with compliance support services related to Rule 38a-1 promulgated under the 1940 Act and/or Regulatory Administration services, such services shall be provided pursuant to the terms of this Section 8 (such services, collectively hereinafter referred to as the “Regulatory Support Services”).
b. Notwithstanding anything in this Agreement to the contrary, the Regulatory Support Services provided by BNY under this Agreement are administrative in nature and do not constitute, nor shall they be construed as constituting, legal advice or the provision oflegal services for or on behalf of the Fund or any other person.
c. All work product produced by BNY in connection with its provision of Regulatory Support Services under this Agreement is subject to review and approval by the Fund and by the Fund’s legal counsel. The Regulatory Support Services performed by BNY under this Agreement will be at the request and direction of the Fund and/or its chief compliance officer (the “Fund’s CCO”), as applicable. BNY disclaims liability to the Fund, and the Fund is solely responsible, for the selection, qualifications and performance of the Fund’s CCO and the adequacy and effectiveness of the Fund’s compliance program.
9.	Standard of Care; Indemnification.
a. In performing its duties under this Agreement, BNY will exercise the standard of care and diligence that a prudent professional administrator responsible for providing administrative, compliance, valuation and computation services to registered investment companies would observe in these affairs acting without bad faith, gross negligence, willful misconduct, or fraud (the “Standard of Care”), and except as otherwise provided herein, BNY and any BNY Affiliate shall not be liable for any costs, expenses, damages, liabilities or claims (including attorneys’ and accountants’ fees) incurred by or asserted against a Fund, except those costs, expenses, damages, liabilities or claims arising out of BNY’s failure to satisfy the Standard of Care. BNY and any BNY Affiliate shall not be liable for any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, resulting from, arising out of, or in connection with its performance hereunder, including its actions or omissions, the incompleteness or inaccuracy of any specifications or other information furnished by the Fund, or for delays caused by circumstances beyond BNY’s reasonable control, unless such loss, damage or expense arises out of the BNY’s or any BNY Affiliate’s failure to meet the Standard of Care.
b.	Force Majeure
I.     BNY shall not be responsible for reasonable delays or errors or any loss or damage arising directly or indirectly in relation thereto where such delays or errors occur by reason of circumstances beyond the reasonable control of BNY in the performance of its duties under this Agreement including, without limitation, labor difficulties, malfunctions in computer (hardware or software) or communication services, flood, fire, explosion, earthquake or similar catastrophic, epidemic or quarantine restrictions, acts of God, acts of government or of any governmental or regulatory or fiscal authority or agency, failures of transportation, communication or power supply or other similar circumstances (each a “Force Majeure Event”).
II.     If either Party hereto is prevented, hindered or delayed from or in performing any of its obligations under this Agreement by a Force Majeure Event then:
1.     That Party’s obligations under this Agreement shall be suspended for so long as the Force Majeure Event continues and to the extent that Party is so prevented, hindered or delayed (provided that, such Party shall use commercially reasonable efforts minimize the effect of any such Force Majeure Event);
2.     As soon as reasonably practicable after commencement of the Force Majeure Event that Party shall notify the other Party in writing of the occurrence of the Force Majeure Event, the date of commencement of the Force Majeure Event and the effect of the Force Majeure Event on its ability to perform its obligations under this Agreement; and
3.     As soon as reasonably practicable after the cessation of the Force Majeure Event that party shall notify the other Party hereto in writing of the cessation of the Force Majeure Event and shall resume performance of its obligations under this Agreement.
III.     In the event that the Fund reasonably believes that the occurrence of any such event will substantially prevent, hinder or delay performance of the services contemplated by this Agreement for more than three (3) consecutive business days, the Fund may take commercially reasonable actions to mitigate the impact of such services not being provided; provided, that the Fund shall consult with BNY in good faith in connection with any such mitigation and BNY shall provide the Fund with reasonable assistance under the relevant circumstances in good faith in connection therewith; provided, further, that BNY shall resume providing, and the Fund shall pay for, such services when BNY resumes providing them, unless the Fund has terminated this Agreement pursuant to the terms of Section 9.b.IV below.

Notwithstanding anything set forth in this Section 9.b.III, in no event shall the Fund be obligated to pay any fees under this Agreement to BNY with respect to any services not actually provided during any event described in this Section 9.b.111.
IV.     If the Force Majeure Event continues for more than three (3) months after the commencement of the Force Majeure Event, either Party hereto may terminate this Agreement by giving not less than thirty (30) calendar days’ notice in writing to the other Party.
V.     BNY shall not be responsible or liable for any delays or failures to supple the services hereunder or any other information specified in this Agreement where such delays or failures are caused by the failure of any person other than BNY to supply any instructions, explanations, information, specifications or documentation deemed necessary by BNY in the performance of its duties under this Agreement.
c. In no event will a party be liable for any indirect, incidental, consequential, exemplary, punitive or special losses or damages, or for any loss of revenues, profits or business opportunity, arising out of or relating to this Agreement (whether or not foreseeable and even if such party has been advised of the possibility of such losses or damages).
d. Each Series, severally and not jointly, shall indemnify and hold harmless BNY and any BNY Affiliate from and against any and all costs, expenses, damages, liabilities and claims (including claims asserted by a Series), and reasonable attorneys’ and accountants’ fees relating thereto, which are sustained or incurred or which may be asserted against BNY or any BNY Affiliate, by reason of or as a result of any action taken or omitted to be taken by BNY or any BNY Affiliate in accordance with the Standard of, or in reliance upon (i) any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed, (ii) such Series’ Offering Materials or Documents (excluding information provided by BNY), (iii) any Instructions, or (iv) any opinion oflegal counsel for such Series or BNY, or arising out of transactions or other activities of such Series which occurred prior to the commencement of this Agreement; provided, that no Series shall indemnify BNY nor any BNY Affiliate for costs, expenses, damages, liabilities or claims for which BNY or any BNY Affiliate is liable under the preceding sub-section 9(a). This indemnity shall be a continuing obligation of each Fund, its successors and assigns, notwithstanding the termination of this

Agreement. Without limiting the generality of the foregoing, each Fund shall indemnify BNY and any BNY Affiliate against and save BNY and any BNY Affiliate harmless from any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, arising from any one or more of the following:
I.     Errors in records or instructions, explanations, information, specifications or documentation of any kind, as the case may be, supplied to BNY by any third party described above or by or on behalf of a Series;
II.     Action or inaction taken or omitted to be taken by BNY or any BNY Affiliate pursuant to Instructions of the Fund or otherwise without violation of the Standard of Care;
III.     Any action taken or omitted to be taken by BNY in good faith in accordance with the advice or opinion of counsel for a Series or its own counsel;
IV.     Any improper use by a Series or its agents, distributor or investment advisor of any valuations or computations supplied by BNY pursuant to this Agreement;
V.     The method of valuation of the securities and the method of computing each Series’ net asset value; or
VI.     Any valuations of securities, other assets, or the net asset value provided by a Series.
e. Subject to the limitations of liability set forth in Sections 9(a), 9(b) and 9(c) with respect to BNY, BNY shall indemnify and hold harmless the Fund (and each Series) from and against direct losses, costs, expenses, damages, and liabilities incurred by the Fund or Series, as the direct result of BNY’s or a BNY Mellon Affiliate’s failure to meet the Standard of Care. This indemnity shall be a continuing obligation of BNY, its successors and assigns, notwithstanding the termination of this Agreement.
f. BNY will maintain, at all times during the term of this Agreement, errors and omissions insurance, fidelity bonds and such other insurance as BNY may deem appropriate, in each case in a commercially reasonable amount deemed by BNY to be sufficient to cover its potential liabilities under this Agreement, including without limitation cyber-liability insurance coverage deemed by BNY to be appropriate.
g.	Indemnification Procedures
I.     In the event there is a claim entitled to indemnification under the Agreement (a “Claim”), notice thereof shall be given to the Party obligated to indemnify and defend such Claim (the “Indemnifying Party”) as promptly as practicable, and in any event within 10 days of the Party having received notice of such Claim; provided, however, that any failure by the Party to provide such notice shall not relieve the Indemnifying Party of its obligations to indemnify under the Agreement except to the extent that such failure prejudices the Indemnifying Party’s interest. The Party seeking indemnification shall provide the Indemnifying Party all reasonably available information reasonably requested by the Indemnifying Party with respect to such Claim.
II.     Within thirty (30) days after rece1vmg the Party seeking indemnification’s notice of a Claim, but no later than ten (10) days before the date on which any formal response to the Claim is due, the Indemnifying Party shall notify the Party seeking indemnification in writing as to whether the Indemnifying Party acknowledges its indemnification obligation and elects to assume control of the defense of the Claim (a “Notice of Election”).
III.     After a Notice of Election is duly provided, the Indemnifying Party shall, at the Indemnifying Party’s sole cost and expense, conduct the defense of the Claim and, consistent with the rights of the Party seeking indemnification under the Agreement, all negotiations for settlement of the Claim, subject to the following:
1.     The Party seeking indemnification shall cooperate, at the cost of the Indemnifying Party, in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial, defense and settlement of such Claim and any appeal arising therefrom;
2.     The Party seeking indemnification may otherwise participate in said defense and/or negotiations to protect its interests at the Party seeking indemnification’s costs and expense; and
3.     Neither any settlement of a Claim that involves a remedy other than the payment of money by the Indemnifying Party, nor any admission regarding the Party seeking indemnification or its Affiliates’ interests shall be entered into or effected by the Indemnifying Party, except with the prior written consent of the Party seeking indemnification.
IV.     If the Indemnifying Party does not timely deliver a Notice of Election, the Party seeking indemnification may defend and/or settle the Claim in such manner as it may deem appropriate, including payment of any settlement, judgment or award and the costs of defending or settling the Claim, at the sole cost and expense of the Indemnifying Party. In such case, the Indemnifying Party shall cooperate, at the cost of the Indemnifying Party, in all reasonable respects with the Party seeking indemnification and its attorneys in the investigation, trial, defense and settlement of such Claim and any appeal arising therefrom.
h. Any action or inaction reasonably taken or omitted to be taken in reliance on Instructions or upon any information, order, indenture, stock certificate, membership certificate, power of attorney, assignment, affidavit or other instrument believed by BNY in good faith to be from an Authorized Person, or upon the opinion of legal counsel for a Fund or its own counsel (consistent with Section 5(i)), shall be conclusively presumed to have been taken or omitted in good faith.

10.	Compensation.
For the services provided hereunder, the Fund (on behalf of each Series) agrees to pay BNY such compensation as is mutually agreed to in writing by each Fund and BNY from time to time and such reasonable out-of-pocket expenses ( , telecommunication charges, postage and  delivery charges, costs of independent compliance reviews, record retention costs, reproduction charges and transportation and lodging costs) as are incurred by BNY in performing its duties hereunder. Except as hereinafter set forth, compensation shall be calculated and accrued daily and paid monthly. The Fund on behalf of each Series authorizes BNY to debit such Series’ custody account for all amounts due and payable hereunder. BNY shall deliver to the Fund on behalf of each Series invoices for services rendered after debiting such Series’ custody account with an indication that payment has been made. Upon termination of this Agreement before the end of any month, the compensation for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the effective date of termination of this Agreement. For the purpose of determining compensation payable to BNY, each Series’ net asset value shall be computed at the times and in the manner specified in the Fund’s Offering Materials and its current valuation policies.
11.	Records; Visits.
a. The books and records pertaining to the Fund and each Series which are in the possession or under the control of BNY shall be the property of the Fund. The Fund and Authorized Persons shall have access to such books and records at all times during BNY’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by BNY to the Fund or to an Authorized Person, at the Fund’s expense.
b. BNY shall keep all books and records with respect to each Series’ books of account, records of each Series’ securities transactions and all other books and records as BNY is required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided hereunder.
c. In addition, upon notification by the Fund that it is in receipt of or otherwise subject to a court order, regulatory request or order, subpoena, or other similar action or context necessitating the preservation of certain records maintained by BNY for the Fund, BNY shall promptly implement reasonable measures to preserve such records in accordance with the duration or other direction specified by the Fund in accordance with BNY’s policies and procedures and cooperate in the provision to the Fund of such records; provided, however, that if BNY is not able to accommodate any such request, it will reasonably assist the Fund in its efforts to preserve such records, including by transmitting such records to the Fund.
d. In addition to the foregoing, during the term of the Agreement, authorized representatives of the Funds may conduct periodic site visits of BNY’s facilities and inspect the records owned by the Funds solely as they pertain to BNY’s services for the Funds under or pursuant to the Agreement. Such inspections shall occur during BNY’s regular business hours and shall be subject to availability of personnel to facilitate such site visits and to BNY’s confidentiality and security requirements.
12.	Term of Agreement.
a. This Agreement shall be effective on the date first written above and, unless terminated pursuant to its terms, shall continue in full force and effect.
b. Either Party may terminate this Agreement at any time upon one-hundred- eighty (180) days’ prior written notice to the other Party.
c. If a party materially breaches this Agreement (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party (“Breach Notice”), and if such material breach shall not have been remedied within thirty (30) days after the Breach Notice is given, then the Non Defaulting Party may terminate this Agreement by giving written notice of termination to the Defaulting Party (“Breach Termination Notice”), in which case this Agreement shall terminate as of 11:59 PM (Eastern time) on the 30th day following the date the Breach Termination Notice is given by the Non-Defaulting Party, or such later date as may be specified in the Breach Termination Notice (but not later than the last day of the Initial Term or then-current Renewal Term, as appropriate). In all cases, termination by the

Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.
d. Notwithstanding any other provision of this Agreement, BNY or the Fund may in its sole discretion terminate this Agreement immediately by sending notice thereof to the other party upon the happening of any of the following: (i) the other party commences as debtor any case or proceeding under any bankruptcy, insolvency or similar law, or there is commenced against the other party any such case or proceeding; (ii) the other party commences as debtor any case or proceeding seeking the appointment of a receiver, conservator, trustee, custodian or similar official for the other party or any substantial part of its property or there is commenced against the other party any such case or proceeding; (iii) the other party makes a general assignment for the benefit of creditors; or (iv) the other party admits in any recorded medium, written, electronic or otherwise, its inability to pay its debts as they come due. BNY or the Fund, as applicable, may exercise its termination right under this Section 12(d) at any time after the occurrence of any of the foregoing events notwithstanding that such event may cease to be continuing prior to such exercise, and any delay in exercising this right shall not be construed as a waiver or other extinguishment of that right. Any exercise by BNY or the Fund of its termination right under this Section 12(d) shall be without any prejudice to any other remedies or rights available to BNY or the Fund and shall not be subject to any fee or penalty, whether monetary or equitable. Notwithstanding the provisions of Section 18, notice of termination under this Section 12(d) shall be considered given and effective when given, not when received.
e. The Fund may terminate this Agreement at any time on sixty (60) days’ notice to BNY if a Service Rating Breach (as defined below) has occurred and has not been remedied.
I.     The terms “KPI,” “Service Period” and “Service Rating” each shall have their respective meanings given in the Service Levels; and
II.     The term "Service Rating Breach" shall mean:
1.     Any KPI Service Rating is classified as “red” m three (3) consecutive Service Periods;

2.     Any KPI Service Rating 1s classified as “amber” m six (6) consecutive Service Periods;
3.     Any KPI Service Rating is classified as “red” in six (6) Service Periods out of twelve (12) consecutive Service Periods.
f. Notwithstanding any provision of this Section 12 to the contrary, in the event that this Agreement is terminated in its entirety, the parties agree to continue operating under the terms of this Agreement as if this Agreement remained in full force and effect for up to one (1) year or for such shorter period of time as the parties mutually agree is necessary for BNY to transfer the books and records pertaining to the Fund or Funds which are in BNY’s possession or control to a successor service provider (the “Transition Period”); provided, that during any such Transition Period, BNY will be entitled to compensation for BNY’s Transition Period services pursuant to Section 10 and the provisions of this Agreement relating to the duties and obligations ofBNY will remain in full force and effect.
13.	Amendment.
This Agreement may not be amended, changed or modified in any manner except by a written agreement executed by BNY and the Fund to be bound thereby, and authorized or approved by the Fund’s Board, provided that BNY shall not umeasonably withhold, delay or condition its agreement to the addition of a Fund to the list of Funds serviced under the Agreement.
14.	Assignment; Subcontracting.
a. This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable or delegable by any Fund without the written consent of BNY, or by BNY without the written consent of the affected Fund. For the avoidance of doubt, (i) this Section 14(a) shall not apply to the merger, reorganization or consolidation of a Fund (or any Series thereof) with another entity to which BNY provides administrative, compliance, valuation or computation services or similar services, the sale by a Fund (or any Series thereof) of all, or substantially all of, its assets to another entity to which BNY provides administrative, compliance, valuation or computation services or similar services, or the liquidation or dissolution of a Fund (or any Series thereof) and the distribution of such Fund’s (or any Series thereofs) assets, and (ii) without limiting the provisions of the first sentence of this Section 14(a), BNY shall have no right to prevent the merger, reorganization or consolidation of a Fund (or any Series thereof) with another entity. BNY shall notify the Fund promptly following the execution of any agreement that would result in, or would be expected to result in, a change of control of BNY; provided that such information is publicly available information and that BNY makes such information available to its clients generally.
b. Notwithstanding the foregoing: (i) BNY may assign or transfer this Agreement to any BNY Affiliate or transfer this Agreement in connection with a sale of a majority or more of its assets, equity interests or voting control, provided that BNY gives the Funds thirty (30) days’ prior written notice of such assignment or transfer and such assignment or transfer does not impair the provision of services under this Agreement in any material respect, and the assignee or transferee agrees to be bound by all terms of this Agreement in place ofBNY, provided further, that if BNY assigns or transfers this Agreement pursuant to this Section l 4(b)(i) to a non-BNY Affiliate without the written consent of the Fund, the Fund shall have the option, exercisable for ninety (90) days after receiving written notice of such assignment or transfer (or for such longer period as may be mutually agreed by the parties), to terminate this Agreement; (ii) subject to notice to the Funds, BNY may subcontract with, hire, engage or otherwise outsource this Agreement with respect to the performance of any one or more of the functions, services, duties or obligations of BNY under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNY of any of its liabilities hereunder; and (iv) BNY, in the course of providing certain additional services requested by a Fund, including but not limited to, Typesetting, Money Market Fund, or eBoard Book services (“Vendor Eligible Services”) as further described in Schedule I, may in its sole discretion, enter into an agreement or agreements with a financial printer, or electronic services provider (“Vendor”) to provide BNY with the ability to generate certain reports or provide certain functionality. BNY shall not be obligated to perform any of the Vendor Eligible Services unless an agreement between BNY and the Vendor for the provision of such services is then-currently in effect, and shall only be liable for the failure to reasonably select the Vendor. Upon request, BNY will disclose the identity of the Vendor and the status of the contractual relationship, and a Fund is free to attempt to contract directly with the Vendor for the provision of the Vendor Eligible Services.
c. As compensation for the Vendor Eligible Services rendered by BNY pursuant to this Agreement, the Fund will pay to BNY such fees as may be agreed to in writing by the Fund and BNY. In tum, BNY will be responsible for paying the Vendor’s fees. For the avoidance of doubt, BNY anticipates that the fees it charges hereunder will be more than the fees charged to it by the Vendor, and BNY will retain the difference between the amount paid to BNY hereunder and the fees BNY pays to the Vendor as compensation for the additional services provided by BNY in the course of making the Vendor Eligible Services available to the Fund.
15.	Governing Law; Consent to Jurisdiction.
This Agreement shall be construed in accordance with the laws of the State ofNew York, without regard to conflict of laws principles thereof. Each Fund hereby consents to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder, and waives to the fullest extent permitted by law its right to a trial by jury. To the extent that in any jurisdiction any Fund may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, such Fund irrevocably agrees not to claim, and it hereby waives, such immunity.
16.	Severability.
In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations shall not in any way be affected or impaired thereby, and if any provision is inapplicable to any person or circumstances, it shall nevertheless remain applicable to all other persons and circumstances.
17.	No Waiver.
Each and every right granted to BNY and the Fund (and each Series thereof) hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of BNY or the Fund (or any Series thereof) to exercise, and no delay in exercising, any right will operate as a waiver thereof, nor will any single or partial exercise by BNY or the Fund (or any Series thereof) of any right preclude any other or future exercise thereof or the exercise of any other right.
18.	Notices.
All notices, requests, consents and other communications pursuant to this Agreement in writing shall be sent as follows:
if to a Fund, at
ifto BNY, at
The Bank of New York Mellon
240 Greenwich Street
New York, New York 10286
Attention: ETF Operations
with a copy to:
The Bank of New York Mellon
240 Greenwich Street
New York, New York 10286
Attention: Legal Dept. - Asset Servicing
or at such other place as may from time to time be designated in writing. Notices hereunder shall be effective upon receipt.
19.	Counterparts.
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; but such counterparts together shall constitute only one instrument. All headings in this Agreement are for reference purposes only and not intended to affect in any way the interpretation or meaning of this Agreement.
20.	Several Obligations.
The parties acknowledge that the obligations of the Funds hereunder are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.
21.	Confidentiality.
Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of a Fund or BNY and their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords a Fund or BNY a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by BNY in connection with an independent third party compliance or other review; (h) is released in connection with the provision of services under this Agreement; or (i) has been or is independently developed or obtained by the receiving party. The parties acknowledge that the existence and the terms of this Agreement may be publicly disclosed by the Fund (and each Series thereof) pursuant to applicable law. Except as otherwise provided in this Agreement, nothing herein is intended to transfer ownership of the Fund’s Confidential Information to BNY. Provisions authorizing the disclosure of information shall survive any termination of this Agreement. The provisions of this Section 20 shall survive termination of this Agreement for a period of one (I) year after such termination.
a. The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Group”). The BNY Group may centralize functions including audit, accounting , risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions, (i) the Fund consents to the disclosure of and authorizes BNY to disclose information regarding the Fund (“Customer-Related Data”) to the BNY Group and to its third-party service providers who are subject to confidentiality obligations with respect to such information and (ii) BNY may store the names and business contact information of the Fund’s employees and representatives on the systems or in the records of the BNY Group or its service providers. The BNY Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Group, and notwithstanding anything in this Agreement to the contrary the BNY Group will own all such aggregated data, provided that the BNY Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with a particular customer. The Fund confirms that it is authorized to consent to the foregoing.
22.	Non-Solicitation.
During the term of this Agreement and for one (1) year thereafter , the Fund shall not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any ofBNY’s employees, and the Fund shall cause the Fund’s sponsor and any affiliates of the Fund to not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of BNY’s employees. To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a BNY employee by the Fund, the Fund’s sponsor or an affiliate of the Fund if the BNY employee was identified by such entity solely as a result of the BNY employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.

23.	Limitation of Liability of the Trustees and Shareholders.
It is expressly acknowledged and agreed that the obligations of the Fund hereunder shall not be binding upon any of the shareholders, trustees, officers, employees or agents of the Fund, personally, but shall bind only the property of the Fund, as provided in the Fund’s Declaration of Trust. The execution and delivery of this Agreement have been authorized by the trustees of the Fund and signed by an officer of the Fund, acting as such, and neither such authorization by such trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Fund as provided in its Declaration of Trust.
[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the latest date set forth below.
By:	/s/ Lisa Muñoz
on behalf of each Fund identified on Exhibit A attached hereto
Name:	Lisa Muñoz
Title:	Initial Trustee
Date:	August 2, 2025

THE BANK OF NEW YORK MELLON

By:	/s/ Michael Gronsky
Name:	Michael Gronsky
Title:	Senior Vice President
Date:	August 27, 2025

EXHIBIT A
Man Active Income ETF
Man Active High Yield ETF